"Exemption No. 82-3998"

Notice to the Oslo Stock Exchange

ORKLA

04030004

P.O.Box 423 Skøyen, N-0213 Oslo,
Telephone: +47-22 54 40 00
Telefax: +47-22 54 44 90
www.orkla.com

Ref.: Rune Helland, VP Investor Relations, Tel: +47 22544411
Siv Merethe Skorpen, AVP Investor Relations, Tel.: +47 22544455

Date: 30 April 2004

Dividend reduces strike on options for management programme

Orkla's Annual General Meeting adopted yesterday the Board of Directors proposed dividend of NOK 29.00 per share, except shares owned by the company. The dividend proposed is a regular dividend of NOK 4.00 per share, and an additional dividend of NOK 25.00 per share.

It is decided to reduce the strike on issued options within Orkla's cash bonus programme with an amount corresponding with the additional dividend that is NOK 25.00 per share. The revision is from today 30 April 2004, when the share is quoted exclusive of the dividend.

dlw 5/12

"Exemption No. 82-3998"

Notice to the Oslo Stock Exchange

ORKLA

P.O.Box 423 Skøyen, N-0213 Oslo, Norway
Telephone: +47-22 54 40 00
Telefax: +47-22 54 44 90
www.orkla.com

Ref.: Rune Helland, VP Investor Relations, Tel: +47 22544411
Siv Merethe Skorpen, AVP Investor Relations, Tel.: +47 22544455

Date: 30 April 2004

Annual General Meeting 2004

The Annual General Meeting of Orkla ASA was held on Thursday 29 April 2004 in Oslo.

All proposals on the agenda were adopted, cf. notice of the AGM that was sent to Oslo Stock Exchange on 24 March 2004.

The following persons were elected as members and deputy member of the Corporate Assembly:

Members for two years:
Nils-Henrik Pettersson
Anniken Thue
Kurth A. Augustson
Jan Kildal
Svein Rennemo
Gunn Wærsted
Rune Selmar

As deputy for one year:
Maalfrid Brath

The Annual General Meeting adopted to reduce the share capital by NOK 10,044,693.75 from NOK 1,336,933,850 to NOK 1,326,889,156.25 redeeming (amortising) 1,607,151 shares owned by Orkla ASA. The number of shares in the company will be reduced from 213,909,416 to 212,302,265.

The share capital reduction will necessitate a corresponding amendment to the first sentence in Article 1 of the Articles of Association: "Orkla ASA is a public limited company with share capital of NOK 1,326,889,156.25 divided between 212,302,265 shares with a value of NOK 6.25 fully paid up."

When the amortisation has been carried out, the number of shares owned by the company will

Furthermore, The Annual General Meeting adopted to renew the authority of the Board of Directors to acquire the company's own shares. The Board was granted authority to acquire shares in Orkla ASA with a nominal value of up to NOK 93,750,000 divided between a maximum of 15,000,000 shares. The amount that may be paid per share shall be no less than NOK 20 and no more than NOK 500. The Board of Directors shall have a free hand with respect to methods of acquisition and disposal of the company's own shares. This authorisation applies from 30 April 2004 and until 28 October 2005."

The Annual General Meeting adopted election of Elisabeth Grieg and Idar Kreutzer as members to the Election Committee for two years, Article of Association § 18.

The share is quoted exclusive of dividend 30 April 2004. The dividend of NOK 29 per share will be paid out 19 May 2004.